Exhibit 99.2

AKANDA CORP. ANNOUNCES SHARE EXCHANGE AGREEMENT WITH FIRST TOWERS AND FIBER CORP.

First Towers develops, constructs and owns telecommunications infrastructure in Mexico

Akanda Reaffirms its Continued Focus on the Growth of its Pre-Revenue Canadian Farming Property in British
Columbia, at which the Company Plans to Develop THC and CBD Facilities

Intends to Discontinue and Cease its Business of Importing and Distributing Cannabis-Based Products in the
United Kingdom Through its Canmart Ltd. Subsidiary

Ontario, Canada, March 10, 2025 (Business Wire) - Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) today announced that it entered into a Share Exchange Agreement with First Towers & Fiber Corp., a corporation existing under the laws of the Province of British Columbia (“First Towers”), pursuant to which all of the common shares of First Towers (the “Exchanged Shares”) shall be exchanged for either common shares, no par value, of the Company (the “Purchaser Shares”), or cash, and First Towers shall continuing as a wholly owned subsidiary of the Company (the “Transaction”).

The Company expects that at the closing of the Transaction, its common shares will continue to be listed on the Nasdaq Capital Market under AKAN.

As part of the Transaction, substantially all of the shareholders of First Tower will receive consideration equal to one share of Akanda for every 2.5 First Towers shares held immediately prior to the closing, or an aggregate of approximately 15.3 million Purchaser Shares, subject to adjustment, including adjustments as a result of any reverse stock split or consolidation of the Company’s shares. The remaining First Towers shareholders will instead receive as consideration an aggregate of approximately US$14.1 million, payable by the Company 18 months after the closing of the Transaction. The Company also agreed to assume outstanding options granted by First Towers and certain indebtedness of First Towers.

At the closing, it is expected that First Towers shareholders will own approximately 83.1% of the combined company, and certain holders of indebtedness of First Towers will own approximately 5.8% of the combined company as partial satisfaction of such indebtedness, without taking into account any future capital raises the Company may consummate prior to closing.

About First Towers

First Towers is focused on tower development and operating its 700+km fiber optic network in the attractive wireless market of Mexico, with an intention to expand to other Latin American countries.

●	Owns the largest built to suite 5G dark fiber optic network in Central Mexico

●	20-year master lease agreements in place for both tower development and fiber network

●	Preferred partner in providing coverage to the rural regions of Mexico.

●	Veteran tower development team with 20+ years of experience in telecommunications infrastructure development.

●	24 towers deployed to date and an additional 6 under construction, with the opportunity to continue to develop in key Mexican markets.

Mexico Opportunity

The telecommunication industry in Latin America is worth an estimated US$81 billion, with Mexico being the second largest market and on a GDP per capita basis, Mexico ranks 11th across the region. Mexico has 93 mobile cellular subscriptions per 100 habitants compared to just 18 fixed phone subscriptions per 100 habitants. Mexico is an OECD nation with an investment-grade sovereign credit rating, controlled public debt, stable inflation and currency offering an attractive market for investment.

First Towers estimates that several thousand new wireless towers need to be built in Mexico to give at least 4G LTE coverage to 96.4% of Mexico’s population.

First Towers owns and operates 700+kms 5G dark fiber network in central Mexico, where some of the strongest industrial and fastest growing state economies in Mexico are located, with multinational telecommunications giant Telefonica as anchor under a 20 year leasing contract.

Latin America Opportunity

Through relationships in Latin America, First Towers expects to expand into other Latin American countries, as coverage in the Latin American region is also still limited to certain neighborhoods of major cities.

●	4G penetration is still below 70% in Latin America.

●	By 2026, 5G is expected to represent less than 43% of mobile subscriptions in Latin America and the average traffic per smartphone is forecast to be approximately 35GB per month.

An estimated 244 million people in Latin America, which is close to one third of the population, do not have access to the internet. Deployment of 5G networks represents a significant opportunity as it is projected that the digitalization of industries could develop into a market of more than US$21 billion annually.

Other Information

Additional information about the proposed Transaction will be provided in a Report on Form 6-K to be filed by Akanda with the U.S. Securities and Exchange Commission and available at www.sec.gov.

Cessation of Canmart Business

After evaluating the current state of the Company’s business of importing and distributing cannabis-based products in the United Kingdom through its Canmart Ltd. subsidiary, the Company’s Board of Directors has determined to discontinue and cease its U.K operations and shut down Canmart Ltd. The Board came to this conclusion after receiving notification from Canmart’s directors that they intend to resign and the difficulty in finding qualified replacements, determining that the expense and timing of renewing its license to operate in the U.K. when compared to projected near-term future revenues is not cost effective, and evaluating the continued potential exposure to Canmart’s existing lawsuits, among other things.

The Company reaffirms its commitment to continue its focus on the growth of its pre-revenue Canadian farming property in British Columbia, at which the Company plans to develop THC and CBD facilities. To date, the Company has not yet cultivated any product from this land.

Important Information and Where to Find It

In connection with the proposed Transaction, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the Transaction, it is expected that the Company will be the ultimate parent of First Towers. The Form F-4 will include a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the Transaction. It may also include, if necessary, a preliminary proxy statement to be distributed to holders of the Company’s common shares in connection with its solicitation of proxies for the vote of its stockholders in connection matters relating to the Transaction. This press release does not contain all the information that should be considered concerning the Transaction or any other matter and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction or any other matter. The Company and First Towers urge investors, stockholders, shareholders and other interested persons to read, when available, the Form F-4, including the prospectus (and, if necessary, the proxy statement) included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the Transaction as these materials will contain important information about the Company, First Towers and the Transaction. After the Form F-4 has been filed and declared effective, if applicable, the definitive proxy statement will be mailed to the Company’s stockholders as of the record date established for voting on the matters set forth therein. The Company and First Towers stockholders will be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Akanda Corp., c/o Gowling WLG, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. The Company, First Towers, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Transaction. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2024, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act, or exemptions therefrom.

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, the consummation of the Transaction.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the Company and First Towers to successfully or timely consummate the proposed Transaction, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction or that the approval of the stockholders of the Company and First Towers is not obtained; (iii) failure to realize the anticipated benefits of the proposed Transaction; (iv) the limited operating history of each of the Company and First Towers; (v) the ability of each of the Company and First Towers to grow and manage its growth effectively; (vi) the ability of each of the Company and First Towers to execute their respective business plan; (vii) estimates of the size of the markets for their respective products; (viii) the rate and degree of market acceptance of their respective products; (ix) the Company’s ability to identify and integrate acquisitions; (x) future investments in technology and operations; (xi) potential litigation involving the Company or First Towers; (xii) risks relating to the uncertainty of the projected financial information with respect to First Towers; (xiii) the effects of competition on First Towers’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for either party’s products and services; (xvii) the ability to meet Nasdaq’s listing standards prior to and following the consummation of the proposed Transaction; (xviii) the ability the Company or the combined company to issue equity or equity-linked securities in connection with the proposed Transaction or in the future; and (xix) such other risks and uncertainties as are discussed in the Company’s Annual Report on Form 20-F filed with the SEC and the Form F-4 to be filed relating to the proposed Transaction. Other factors include the possibility that the proposed Transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.

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